UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2020

Commission File Number: 001-39131

LIMINAL BIOSCIENCES INC.

(Translation of registrant’s name into English)

440 Armand-Frappier Boulevard, Suite 300

Laval, Québec

H7V 4B4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”) and Exhibit 99.1 to this Report is hereby expressly incorporated by reference into the registrant’s registration statement on Form S-8 filed with the Securities and Exchange Commission on December 23, 2019 (File no. 333-235692).

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 25, 2020, Liminal BioSciences Inc. (the “Company”) entered into an amendment (the “Amendment”) to that certain Securities Purchase Agreement, dated October 29, 2020 (the “Purchase Agreement”), among the Company and certain purchasers party thereto (the “Purchasers”), which provided for the offer and sale by the Company to the Purchasers of (i) 5,757,894 common shares of the Company, no par value per share, (ii) prefunded warrants to purchase up to 557,894 common shares at an exercise price of $0.001 per share (the “Prefunded Warrants”) and (iii) warrants to purchase up to 6,315,788 common shares at an exercise price of $5.50 per share (the “Premium Warrants”). The Purchase Agreement and form of Prefunded Warrants and Premium Warrants were previously filed as exhibits to the Report on Form 6-K filed by the Company on November 2, 2020.

The Amendment increased the total number of Premium Warrants to be sold under the Purchase Agreement to 7,894,734. No other amendments were made to the Purchase Agreement. The description of the Amendment is qualified in its entirety by the terms of the Amendment, which is attached hereto as Exhibit 99.1.

This Report on Form 6-K does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities described herein, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

EXHIBIT LIST

Exhibit	Description
99.1	Amendment No. 1 to Securities Purchase Agreement, dated November 25, 2020, by and among the Company and the Purchasers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Liminal BioSciences Inc.

Date: November 25, 2020	By:	/s/ Bruce Pritchard
		Name	Bruce Pritchard
		Title:	Chief Executive Officer